Hogan & Hartson Letterhead

September 23, 2009

Via Facsimile and EDGAR

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Facsimile: 202-772-9198

Attention:	Rose Zukin
Division of Corporate Finance

Re:          Array BioPharma Inc.

Registration Statement on Form S-3

File Number 333-161633

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the Staff’s comments set forth in a letter to Mr. Robert E. Conway on September 10, 2009 regarding the above-captioned Registration Statement on Form S-3 (the “Form S-3”).

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced each comment above the Company’s response to that comment.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form S-3.

Once the Staff has reviewed the responses set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

Form S-3

1.                                      We note that you have requested confidential treatment of Exhibit 4.2 of your registration statement.  Please note that comments related to your confidential treatment request will be provided under separate cover.  All comments will need to be fully resolved before we take final action on the registration statement.

Response:

We are in receipt of comments from the Staff related to the Company’s confidential treatment request with respect to Exhibit 4.2 of the Form S-3, and, as indicated in the Company’s response to such comments, the Company has withdrawn its request for confidential treatment of the redacted portions of such Exhibit.

2.                                      We note that 2 million shares of common stock that you seek to register are issuable upon the redemption of the warrants following certain major transactions and events of default and upon the occurrence of certain events specified in the warrants.  Because the events described have not yet occurred, it is premature to register these shares at this time.  Please revise to remove these 2 million shares of common stock from your registration statement.

Response:

We note the Staff’s comment, and the Company will amend the Form S-3 to remove the 2 million shares of common stock that were included in the Form S-3 issuable upon the redemption of the warrants following certain major transactions and events of default and upon the occurrence of certain events specified in the warrants.  We have attached a marked copy of Amendment No. 1 to the Form S-3 reflecting the removal of such shares.

3.                                      Please refer to your statement that 2 million shares of common stock that you seek to register are issuable upon the redemption of the warrants following certain major transactions and events of default and upon the occurrence of certain events specified in the warrants.  Please expand your filing to provide a more specific description of the events or transactions that trigger redemption of the warrants, and the events that result in the issuance of the additional 2 million shares, should the events occur.  While some of the information is the subject of your pending confidential treatment request, we do not believe that such request is appropriate because the information appears to be material.

Response:

Because the Company has removed the registration of the additional 2 million shares of common stock issuable upon redemption, certain major transactions and events of default and other events specified in the warrants, the Company believes the disclosure in the Form S-3, as amended, with respect to the shares issuable upon exercise of the warrants that are registered thereunder is sufficient.  In addition, in connection with its withdrawal of its request for confidential treatment of Exhibit 4.2 of the Form S-3, the Company will file the unredacted form of warrant as an exhibit to an amendment to the Current Report on Form 8-K filed with the Commission on May 19, 2009 (the “Form 8-K”). Accordingly, the details of such redemption provisions will be available to investors. We have attached a copy of the amendment to the Form 8-K.

4.                                      Please expand your filing to provide a description of the redemption provisions, including a discussion of how the redemption price will be determined.  While some of this information is the subject of your pending confidential treatment request, we do not believe that such request is appropriate because the information appears to be material.

Response:

The Company respectfully submits that the disclosure of the redemption provisions, including the way in which the redemption price will be determined, in the Form S-3, as amended, and in the Form 8-K which is incorporated therein by reference, together with the unreadacted copy of the form of warrant that will be available to investors, contains all information that is material to an investor’s understanding of the terms of the warrants.

*              *              *              *              *

Please do not hesitate to call the undersigned at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,

/s/ Carin M. Kutcipal
Carin M. Kutcipal

Enclosures

cc:	Robert E. Conway, Array BioPharma Inc.
Mark Fisher, Katten Muchin Rosenman LLP

ARRAY BIOPHARMA INC.

3200 Walnut Street

Boulder, Colorado 80301

September 23, 2009

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Facsimile: 202-772-9198

Attention:	Rose Zukin
Division of Corporate Finance

Re:	Array BioPharma Inc.
Registration Statement on Form S-3
File Number 333-161633

Ladies and Gentlemen:

Pursuant to your letter dated September 10, 2009 (the “Comment Letter”) to Mr. Robert E. Conway of Array BioPharma Inc. (the “Company”), regarding the above-captioned Registration Statement on Form S-3 (the “Form S-3”)., the Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

R. Michael Carruthers

Chief Financial Officer